Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut

Carolyn E. Augur
Assistant Vice President and
Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

May 25, 2021

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:            Lincoln Life & Annuity Company of New York
Lincoln New York Account N for Variable Annuities (File No. 811-09763)
CIK No. 0001093278
Lincoln ChoicePlus Select B-Share Variable Annuity (File No. 333-236908)
SEC Accession No. 0000726865-20-000081
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), Lincoln Life & Annuity Company of New York (the “Company”) and Lincoln New York Account N for Variable Annuities (the “Separate Account”) hereby request the withdrawal of the above-referenced registration statement on Form N-4, filed with the Securities and Exchange Commission on March 5, 2020 (the “Registration Statement”).

The Registration Statement has not yet become effective. No securities were sold in connection with the Registration Statement. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

If you have any questions regarding this matter, please contact the undersigned at (860) 466-1111.

Sincerely,

Carolyn Augur

Carolyn Augur